EXHIBIT 99.1

TOP Ships Announces Effectiveness of Its Registration Statement on Form F-1 and Warrant Holders Eligibility of Cash Exercise for Outstanding Warrants

ATHENS, Greece, Aug. 10, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (“Top Ships” or the “Company”), an international owner and operator of modern, fuel efficient “ECO” MR tanker vessels focusing on the transportation of petroleum products, announced today that the Securities and Exchange Commission (“SEC”) has declared effective the Company’s registration statement on Form F-1 (the “Registration Statement”) relating to underlying common shares of warrants (the “Warrants”) issued in connection with the Company’s follow-on offering launched in June 2014.

While the Registration Statement is effective the Warrant holders are required to cash exercise the Warrants.  As disclosed in the Company’s annual report on Form 20-F and the Registration Statement, each warrant currently purchases 0.89 common shares (the “Warrant Shares”) at the exercise price per Warrant Share of $2.80, as may be further adjusted.

Should a Warrant holder be interested in exercising hers/his Warrants, she/he should contact the Company’s Warrant agent (“Computershare”) at their contact center number (800)-546-5141.

In order to exercise the Warrants, a holder is required to provide the information requested on the Warrant certificate and deliver hers/his Warrant certificate to Computershare. The Warrant holder should send hers/his completed Warrant certificate to “Computershare, C/O Voluntary Offers, 250 Royall Street, Suite V, Canton, MA 02021”. Consideration for the Warrants should be in the form of wire payment and checks. Should a Warrant holder want to pay via a wire transfer she/he should call the Computershare contact center number at (800)-546-5141 and notify Computershare in advance. Upon receipt by Computershare of the Warrant certificate and proof of payment, Computershare will issue the shares via DRS in book entry form.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org